May 21, 2012

BY EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention: Tracey McKoy, Staff Accountant

Re:	Forrester Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 9, 2012
File No. 000-21433

Ladies and Gentlemen:

On behalf of Forrester Research, Inc. (the “Company” or “Forrester”), this letter is in response to the letter dated May 8, 2012 from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission to George F. Colony, Forrester’s Chief Executive Officer. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.	In future filings please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known trends or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. We noted the following issues with regard to your discussion:

•

In your discussion of revenues on both pages 20 and 24, you state the increase in revenues in 2011 and 2010 over each prior year is “principally the result of increased demand for our products and services,” along with growth from certain acquisitions. However, based on a comparison of the growth in the number of clients of 4% and 2% in 2011 and 2010 to the growth in revenues of 13% and 7%, it appears the pricing of your products and/or the product mix had a material impact on your operating results and discussion and analysis of these factors is necessary.

•	Provide more detail of the underlying reasons for the increase in marketing and strategy, technology industry and business technology client groups.

•	Clarify the reasons that revenue growth outside the U.S. outpaced the growth in the U.S. and the reasons behind faster growth in the Asia Pacific region.

•

You state on page F-29 that you evaluate reportable segments on and allocate resources based on direct margin. Please provide a discussion that quantifies and identifies the underlying reasons for material changes period over period in your direct margins.

These are examples and not meant to be an all-inclusive list. Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Response

We acknowledge the Staff’s comments. In future filings we will include a more detailed explanation of the factors that impact our operations including, but not limited to, additional details for the changes in our revenues on a consolidated basis and by reportable segment and additional details for the changes in U.S growth vs. growth outside of the U.S. In addition, we will include an additional section to provide details for material changes in our reportable segment direct margin. We acknowledge the objectives of Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350.

Note 4 – Marketable Investments, Page F-17

2.	It appears you have not sold any of the $11 million non-UBS auction rate securities since the failure of the auctions in 2008. You disclose you continue to earn interest on the ARS investments at the contractual rate. Please tell us and revise future filings to disclose the contractual rate(s) and when and how frequently interest is being paid on these investments.

Response

The $11.0 million of auction rate securities is composed of four separate securities. The interest rate on these securities is reset, based upon the provisions of the bond agreements, at each auction date, which occurs every seven days for two of the securities and every 35 days for the remaining two securities. We receive an interest payment the day after the reset date for each security. Interest rates for 2011 ranged from 0.123% to 0.595%. In future filings we will include disclosure of the interest rates and when and how frequently interest is being paid on these securities.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2012

Executive Compensation, page 11

Compensation Objectives and Strategy, page 12

3.	While you disclose that the compensation committee has not historically used formal benchmarking data to establish compensation levels, you also state that the data committee reviewed included “comparative market percentiles for each element of executive compensation.” In addition, in your “Base Salary” discussion on page 13 you disclose that as part of your goal to pay salaries which are competitive with salaries of similarly situated companies, the committee increased salaries reflecting consideration of market data among other things. In future filings, please expand your disclosure to discuss what salary ranges or overall compensation packages the committee considers to be competitive.

Response

We acknowledge the Staff’s comments. In future filings, where material to the Committee’s compensation decisions, we will expand our disclosure to discuss the salary ranges or overall compensation packages the committee considers to be competitive.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at 617-613-6181, Scott Chouinard, Chief Accounting Officer, at 617-613-6060, or Gail Mann, Chief Legal Officer, at 617-613-6078.

Sincerely,

/s/ Michael A. Doyle

Chief Financial Officer and Treasurer

cc:	George F. Colony
Gail S. Mann

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